

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 30, 2018

Adam Green
Chief Executive Officer
Smart Decision, Inc.
1825 Corporate Boulevard NW, Suite 110
Boca Raton, FL 33431

> **Re:** **Smart Decision, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed July 27, 2018**
> **File No. 024-10822**

Dear Mr. Green:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 4.1, Form of Subscription Agreement

1.   We note the statement on page 2 that you cannot assure the accuracy or completeness of the information contained in any offering materials. This statement appears to disclaim the issuer's responsibility for information in the offering statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: John E. Lux, Esq.